THE CAVALIER GROUP

January 12, 2006

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7101

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group Registration Statement on Form SB-2 File Number 333-127016 Filed January 11, 2006

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 of Regulation C promulgated thereunder, The Cavalier Group (the “Company”) hereby requests that the effectiveness of the above referenced registration statement be accelerated to 1:00 P.M. on January 13, 2006 or as soon thereafter as practicable.

Should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President

5728 – 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: gwwilliams@shaw.ca